UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
Under the Securities Exchange Act of 1934

Alliance Imaging, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

08606103

(CUSIP Number)

Todd Molz
Managing Director and General Counsel
Oaktree Capital Management, LLC
333 South Grand Avenue, 28th Floor
Los Angeles, California 90071
(213) 830-6300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 16, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) OCM Principal Opportunities Fund IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 21,629,005

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 21,629,005

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,629,005

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 43.3%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oaktree Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 21,629,005

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 21,629,005

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,629,005

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 43.3%

14.	Type of Reporting Person (See Instructions) IA, OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) OCM Principal Opportunities Fund IV GP, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 21,629,005

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 21,629,005

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,629,005

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 43.3%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) OCM Principal Opportunities Fund IV GP Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 21,629,005

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 21,629,005

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,629,005

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 43.3%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) MTS Health Investors II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,200,000

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 3,200,000

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,200,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.4%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) MTS Health Investors II GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,200,000

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 3,200,000

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,200,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.4%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) MTS Health Investors II GP Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,200,000

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 3,200,000

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,200,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.4%

14.	Type of Reporting Person (See Instructions) OO

Item 1.                                               Security and Issuer.

This statement on Schedule 13D (the “Statement”) relates to the common stock, par value $0.01 per share (“Common Stock”), of Alliance Imaging, Inc., a Delaware corporation (“Issuer”).  Issuer’s principal executive offices are located at 1900 South State College Boulevard, Suite 600, Anaheim, California 928061.

Item 2.                                               Identity and Background.

This Schedule 13D is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934 as amended (the “Exchange Act”):

(i)	OCM Principal Opportunities Fund IV, L.P., a Cayman Islands exempted limited partnership (“OCM Fund”);

(ii)

Oaktree Capital Management, LLC, a California limited liability company and a registered investment adviser under the Investment Advisers Act of 1940, as amended (“Oaktree”), in its capacity as the investment manager of OCM Fund and the director of OCM Principal Opportunities Fund IV GP Ltd.;

(iii)	OCM Principal Opportunities Fund IV GP, L.P., a Cayman Islands exempted limited partnership (“OCM Fund GP”), in its capacity as the general partner of OCM Fund;

(iv)

OCM Principal Opportunities Fund IV GP Ltd., a Cayman Islands exempted company (“OCM Fund GP Ltd.” and together with OCM Fund, Oaktree and OCM Fund GP, the “Oaktree Reporting Entities”), in its capacity as the general partner of OCM Fund GP;

(v)	MTS Health Investors II, L.P., a Delaware limited partnership (“MTS”);

(vi)	MTS Health Investors II GP, LLC, a Delaware limited liability company (“MTS GP”), in its capacity as general partner of MTS; and

(vii)

MTS Health Investors II GP Holdings, LLC, a Delaware limited liability company (“MTS Holdings” and, together with MTS and MTS GP, the “MTS Reporting Entities”), in its capacity as the Class A Member of MTS GP.

The foregoing entities are hereinafter referred to collectively as the “Reporting Persons”.  The Reporting Persons are making this joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act. The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act.

Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons expressly declare that the filing of this Statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this Statement held by any other person.

(a)-(c)

Oaktree Reporting Entities

OCM Fund is principally engaged in the business of investing in securities and obligations of entities over which there is a potential for the OCM Fund to exercise significant influence.

Oaktree is principally engaged in the business of providing investment advice and management services to institutional and individual investors.  Oaktree serves as the investment manager of OCM Fund and the director of OCM Fund GP Ltd.

OCM Fund GP is principally engaged in the business of serving as the general partner of OCM Fund.

OCM Fund GP Ltd. is principally engaged in the business of serving as the general partner of OCM Fund GP.

The address of the principal place of business and principal office of the Oaktree Reporting Entities and of the members and executive officers of Oaktree listed below, is c/o Oaktree Capital Management, LLC, 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.

Executive Officers & Certain Members of Oaktree
Howard S. Marks	Chairman and Principal
Bruce A. Karsh	President and Principal
David Kirchheimer	Principal and Chief Financial and Administrative Officer
Sheldon M. Stone	Principal
David Richard Masson	Principal
Larry W. Keele	Principal
Stephen A. Kaplan	Principal
Kevin L. Clayton	Principal
John B. Frank	Managing Principal
Portfolio Managers of OCM Fund
Ronald N. Beck	Managing Director
Stephen A. Kaplan	Principal

MTS Reporting Entities

MTS is principally engaged in the business of serving as a private investment limited partnership investing primarily in the healthcare industry. The principal business of MTS GP is serving as general partner to MTS and other private investment funds.

The address of the principal place of business and principal office of MTS, and of the members and executive officers of MTS listed below is 623 Fifth Avenue, 15th Floor, New York, New York 10022.

Partners of MTS

Curtis Lane	Senior Managing Director
William J. Kane	Senior Managing Director
Oliver T. Moses	Managing Director
Kenton L. Rosenberry	Managing Director

(d)-(e)

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.

During the last five years, neither the Reporting Persons, nor, to the best of their knowledge, any of their respective executive officers, directors, general partners, members or portfolio managers (as applicable), (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

All individuals listed above are citizens of the United States of America.

Item 3.                           Source and Amount of Funds or Other Consideration.

OCM Fund and MTS (collectively, the “Investors”) entered into a Stock Purchase Agreement, dated as of March 16, 2007 (the “Purchase Agreement”), with Viewer Holdings, LLC (“Viewer”).  Pursuant to the Purchase Agreement and subject to certain conditions described in the Purchase Agreement, Viewer has agreed to sell to the Investors 24,501,505 shares of Common Stock held by Viewer (the “Shares”) at a price of $6.25 per share in cash for an aggregate purchase price of $153,134,406.25 (the “Purchase Price”).  The purchase will be funded through working capital.  OCM Fund has agreed to contribute $133,134,406.25 to the Purchase Price in exchange for 21,301,505 shares of Common Stock and MTS has agreed to contribute $20,000,000 to the Purchase Price in exchange for 3,200,000 shares of Common Stock.  Oaktree Reporting Persons beneficially owned 327,500 shares of Common Stock prior to entering into the Purchase Agreement.

Item 4.                           Purpose of Transaction.

The Investors will acquire the shares of Common Stock pursuant to the terms of the Purchase Agreement.  In connection with such purchase, the Investors have entered into a Governance and Standstill Agreement (the “Standstill Agreement”) with the Issuer, which is described below.  The Investors continuously evaluate the Issuer’s businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional shares of the Issuer’s Common Stock will be acquired by the Investors or by other accounts or funds associated with the Investors or whether the Investors or any such other accounts or funds will dispose of shares of the Issuer’s Common Stock.  At any time, subject to the Standstill Agreement, additional shares of Common Stock may be acquired or some or all of the shares of the Issuer’s Common Stock beneficially owned by the Investors may be sold, in either case in the open market, in privately negotiated transactions or otherwise.  Except as otherwise disclosed herein, the Investors currently have no agreements beneficially or otherwise, which would be related to or would result in any of the matters described in Items 4 (a)-(j) of Schedule 13D; however, as part of their ongoing evaluation of this investment and investment alternatives, the Investors may consider such matter and, subject to applicable law, may formulate a plan with respect to such matters, and from time to time, the Investors may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.

Stock Purchase Agreement

Pursuant to the Stock Purchase Agreement, Viewer has agreed to sell the Shares to the Investors (and any designee, successor or assign of the Investors).

Subject to the satisfaction or waiver of certain terms and conditions of the Purchase Agreement, the Investors will own in the aggregate approximately 49.7% of the issued and outstanding shares of Common Stock.  The number of Shares to be purchased may be adjusted, as necessary, upon completion of due diligence by the Investors, to ensure that there is no “Change of Control” as such term is defined under the indenture governing the Issuer’s 7 ¼% Senior Subordinated Notes due 2012 (the “Notes”).

Further, Viewer has agreed to assign to the Investors substantially all of its rights and interest under the Registration Rights Agreement, dated November 9, 1999, among the Issuer, Viewer, Apollo Investment Fund III, L.P., Apollo Overseas Partners III, L.P. and Apollo (U.K.) Partners III, L.P. (the “Registration Rights Agreement”).

The obligations of Viewer and the Investors to consummate the transactions contemplated by the Purchase Agreement are subject to certain conditions, including receipt of any necessary governmental approvals or consents, receipt of all necessary waivers and consents under the Issuer’s Credit Agreement and the termination of the certain letter agreement, dated November 2, 1999, between the Issuer  and Kohlberg Kravis Roberts & Co., L.P. relating to management, consulting and financial services, and other customary closing conditions.

Governance and Standstill Agreement

In connection with the Purchase Agreement, the Issuer and the Investors have entered into the Standstill Agreement.  Pursuant to the Standstill Agreement, the parties have agreed that, until the third anniversary of the Investors’ acquisition of Viewer’s Shares (the “Standstill Period”), the Board of Directors shall be fixed at seven (7) members, which number shall not be modified except pursuant to an affirmative vote of 66 2/3% of the directors then in office and otherwise in accordance with the Issuer’s Certificate of Incorporation and Bylaws.  Furthermore, the parties agreed that, so long as the Investors beneficially own an aggregate of at least 35% of the total number of shares of outstanding Common Stock, the Investors will have the right to designate three (3) nominees to the Board of Directors (each, a “Designee,” and collectively, the “Designees”).  Each Designee shall be nominated to serve in a different class of the Board of Directors and if any Designee on the Board of Directors shall cease to serve as a director for any reason (other than the failure of the stockholders of the Company to elect such person as director), the resulting vacancy shall be filled by another Designee, subject to reasonable prior approval of the Nominating/Corporate Governance Committee of the Board of Directors of the Issuer. Stephen Kaplan, Michael P. Harmon and Curtis S. Lane shall be the initial Designees for election to the Board of Directors.  In the event that the Investors reduce their holdings below certain thresholds, their right to designate nominees will be reduced as follows. In the event that the Investors beneficially own less than 35% but at least 25% of the total number of outstanding Common Stock, the Investors shall have the right to nominate two (2) Designees, a Class II Director and a Class III Director.  In that case, the number of Designees on committees of the Board of Directors, as described below, shall be reduced by one.  In the event that the Investors beneficially own less than 25% but at least 15% of the total number of outstanding Common Stock, the Investors shall have the right to nominate one (1) Designee, a Class III Director.  In that case, the Designee shall not be entitled to sit on any of the committees of the Board of Directors.  In the event that the Investors beneficially own less than 15% of the total number of outstanding Common Stock, the Investors shall have no contractual right to nominate any directors, other than the Investors’ rights as stockholders.

The Investors and the Issuer have further agreed to disband the Executive Committee of the Board of Directors and, for the duration of the Standstill Period, to maintain committees of the Board of Directors as follows: a) no Designee shall be a member of the Audit Committee, b) two Designees shall be members of the Compensation Committee, which will consist of four members in total, c) two Designees, neither of which shall be chairperson, shall be members of the Nominating/Corporate Governance Committee, which will consist of four members in total, and d) a Finance Committee, which will consist of three members, will be created with one Designee as a member.

Pursuant to the Standstill Agreement, the Investors have agreed that, for the Standstill Period, none of the Investors will, directly or indirectly, nor will any of them authorize or direct any of its representatives to (and will take appropriate action against such representatives to discourage), acquire, or cause to be acquired, beneficial ownership of additional shares of Common Stock that would cause the Investors’ aggregate beneficial ownership of Common Stock to exceed the 49.9% of the total number of shares, without the prior written consent of a majority of the Directors who are not Designees or employees of Issuer, in their sole and absolute discretion.

The foregoing descriptions of the Purchase Agreement and the Standstill Agreement are qualified in their entirety by reference to the full text of the Purchase Agreement and the Standstill Agreement.  The Purchase Agreement and the Standstill Agreement are filed as Exhibit 2 and Exhibit 3, respectively, and are incorporated herein by reference.

The OCM Reporting Parties and the MTS Reporting Parties intend to enter into an agreement to govern the management and voting of their combined shares and the exercise of their rights under the Standstill Agreement.  This Statement will be amended upon execution of such agreement.

The Investors may decide to assign a portion of their rights described herein to one or more other investors.  This Statement will be amended if they do so.

Except as set forth herein, none of the Reporting Persons has any present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.                           Interest in Securities of the Issuer.

(a)-(b)

As of the date of this Statement, Viewer is the record owner of the Shares.  Pursuant the terms of the Purchase Agreement, at the Closing Date, the Investors will own 24,829,005 shares of Common Stock, constituting approximately 49.7% of the issued and outstanding Common Stock.  Oaktree, as investment manager of  OCM Fund and the director of OCM Fund GP Ltd., OCM Fund GP, as the general partner of OCM Fund, and OCM Fund GP Ltd., as the general partner of OCM Fund GP, each may be deemed to beneficially own the shares that would be held by OCM Fund because they have discretionary authority and control over all of the assets of OCM Fund pursuant to the partnership agreement for OCM Fund, including the power to enter into the transactions contemplated by the Purchase Agreement.

MTS, MTS GP, as the general partner of MTS, and MTS Holdings, as Class A Member of MTS GP may be deemed to share beneficial ownership of the Shares because each has agreed to act together with OCM Fund for the purposes of acquiring the Shares and therefore may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act.

Unless and until the Closing Date, the Reporting Persons do not have any rights as a stockholder of the Issuer with respect to the Shares.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons declare that filing this Statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act, the beneficial owner of any securities covered by this Statement except to the extent of such person’s pecuniary interest in shares of Common Stock.

All ownership percentages of the securities reported in this Statement are based upon 50,003,072 shares of Common Stock outstanding as of March 16, 2007, as represented by the Issuer on March 16, 2007.

(c)

Other than the transaction described in Item 3, none of the Reporting Persons, and to the best of their respective knowledge, none of their respective executive officers, directors or general partners has effected any transaction involving the Issuer’s Common Stock during the last 60 days from the date hereof.

(d)

Except as set forth in this Item 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)

Not Applicable

Item 6.                           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses set forth in Item 3 and Item 4 are incorporated herein by reference.

Except as described above and elsewhere in this Statement, as of the date hereof, there are no other contracts, understandings or relationships (legal or otherwise) among the parties named in Item 2 hereto and between such persons and any person with respect to any of the Shares.

A copy of the Purchase Agreement is filed hereto as Exhibit 2 and a copy of the Standstill Agreement is filed hereto as Exhibit 3.

Item 7.                           Material to be Filed as Exhibits.

The following are filed herewith as Exhibits to this Schedule 13D:

Exhibit 1	A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2	Stock Purchase Agreement, dated as of March 16, 2007, by and between OCM Principal Opportunities Fund IV, L.P., MTS Health Investors II, L.P. and Viewer Holdings, LLC.

Exhibit 3	Governance and Standstill Agreement, dated March 16, 2007 by and among Alliance Imaging, Inc., OCM Principal Opportunities Fund IV, L.P., and MTS Health Investors II, L.P.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  March 23, 2007

OCM PRINCIPAL OPPORTUNITIES FUND IV, L.P.

By:	OCM PRINCIPAL OPPORTUNITIES FUND IV GP, L.P., its General Partner
By:	OCM PRINCIPAL OPPORTUNITIES FUND IV GP LTD., its General Partner
By:	OAKTREE CAPITAL MANAGEMENT, LLC, a Director

By:	/s/ Michael P. Harmon
Name:	Michael P. Harmon
Title:	Managing Director

By:	/s/ Emily Alexander
Name:	Emily Alexander
Title:	Vice President, Legal

OCM PRINCIPAL OPPORTUNITIES FUND IV GP, L.P.

By:	OCM PRINCIPAL OPPORTUNITIES FUND IV GP LTD., its General Partner
By:	OAKTREE CAPITAL MANAGEMENT, LLC, a Director

By:	/s/ Michael P. Harmon
Name:	Michael P. Harmon
Title:	Managing Director

By:	/s/ Emily Alexander
Name:	Emily Alexander
Title:	Vice President, Legal

OCM PRINCIPAL OPPORTUNITIES FUND IV GP LTD.

By:	OAKTREE CAPITAL MANAGEMENT, LLC, the Director

By:	/s/ Michael P. Harmon
Name:	Michael P. Harmon
Title:	Managing Director

By:	/s/ Emily Alexander
Name:	Emily Alexander
Title:	Vice President, Legal

OAKTREE CAPITAL MANAGEMENT, LLC

By:	/s/ Michael P. Harmon
Name:	Michael P. Harmon
Title:	Managing Director

By:	/s/ Emily Alexander
Name:	Emily Alexander
Title:	Vice President, Legal

MTS HEALTH INVESTORS II, L.P.

By:	MTS HEALTH INVESTORS II GP, LLC, its General Partner
By:	MTS HEALTH INVESTORS II GP HOLDINGS, LLC, the Class A Member

By:	/s/ Curtis S. Lane
Name:	Curtis S. Lane
Title:	Senior Managing Director

MTS HEALTH INVESTORS II GP, LLC

By:	MTS HEALTH INVESTORS II GP HOLDINGS, LLC, the Class A Member

By:	/s/ Curtis S. Lane
Name:	Curtis S. Lane
Title:	Senior Managing Director

MTS HEALTH INVESTORS II GP HOLDINGS, LLC

By:	/s/ Curtis S. Lane
Name:	Curtis S. Lane
Title:	Senior Managing Director